Teva Received FDA Approval for QVAR® (beclomethasone dipropionate HFA)
with Dose Counter

All Teva Respiratory Brands in the United States Will Soon Be Available With a Dose Counter

Jerusalem, May 23, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved the use of QVAR® (beclomethasone dipropionate HFA) with a dose counter for the ongoing treatment of asthma as a preventative therapy in patients five years of age and older. The dose counter is designed to help asthma patients, as well as their caregivers, keep track of the number of doses remaining in the canister. The new product will be commercially available later this year.

“Bringing QVAR® with a dose counter to market reaffirms Teva’s commitment to addressing unmet needs by providing high-quality and innovative solutions to patients,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “Adding to our rich heritage within the respiratory space, we are pleased that all Teva Respiratory brands in the U.S. will soon include a dose counter, which will help patients and caregivers track how many doses of their medication remain.”

QVAR® is an inhaled corticosteroid (ICS) recommended as a twice-daily treatment for long-term asthma control. Adherence to daily control medications, like QVAR®, is important because when asthma is well controlled, fewer asthma attacks may occur.

“Inhaled corticosteroid treatments, like QVAR®, should be taken daily by patients with mild-to-moderate persistent asthma to reduce inflammation in the airways and prevent asthma symptoms,” said Dr. Gene Colice, Director of Pulmonary, Critical Care and Respiratory Services at Washington Hospital Center in Washington, DC. “By using QVAR® with a dose counter, patients will be able to easily track their daily doses of medication and help ensure that they are taking QVAR® as prescribed by their doctor.”

Over the last decade, the Asthma and Allergy Network Mothers of Asthmatics (AANMA) has conducted several surveys that found patients with asthma do not have a reliable means of monitoring the contents of their metered-dose inhalers (MDIs) resulting in serious problems for many patients. Thus, AANMA recommends that all manufacturers should include dose counters as a standard feature of every metered-dose inhaler (MDI).

In 2003, the FDA issued guidance recommending that MDIs should have a clear indication of when an MDI is approaching the end of its recommended number of actuations, as well as when it has reached or exceeded that number. QVAR® with a dose counter clearly displays the remaining doses of medication in the inhaler.

About QVAR®

QVAR® is indicated in the maintenance treatment of asthma as prophylactic therapy in patients 5 years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids.

Important Safety Information

QVAR® does not replace quick-relief inhalers for sudden symptoms.

CAUTION: If you are stopping or switching from an oral corticosteroid to QVAR®, follow your doctor’s instructions to avoid health risks.

Inhaled corticosteroids may cause a reduction in growth rate, so children taking QVAR® should have their growth checked regularly. The long-term effect on final adult growth is unknown.

Do not stop taking QVAR® abruptly without talking to your doctor.

In clinical studies, common side effects included headache and sore throat. These are not all of the possible side effects of QVAR®. For more information, ask your healthcare provider or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

For full Prescribing Information, please click here:

http://www.qvar.com/library/docs/prescribing-information.pdf

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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